UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 600
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1	ZenaTech Advances Its US Southeast DaaS Business with a Bolt-On Land Survey Company Acquisition Offer
99.2	ZenaTech’s National Drone as a Service (DaaS) Grows Through Closing a Fifth Acquisition, Adding Powerline Inspection Capabilities
99.3	ZenaTech Provides Quantum Computing Update on ‘Clear Sky' Weather Forecasting Project─AI Drone Swarms to Combat Steep Rise in Billion Dollar Extreme Weather Events
99.4	ZenaTech Pushes Forward on AI Drone Swarms, US Military Applications, and Quantum Computing Initiatives to be Highlighted at Three Upcoming Investor Conferences
99.5	ZenaTech Launches Drone as a Service (DaaS) for US Defense and Government Agencies with New Partnerships
99.6	Historic Executive Order Fast-Tracks ZenaTech’s ZenaDrone Subsidiary Manufacturing and Go-to-Market Plans for Dual-Use Defense and Commercial Drones
99.7	ZenaTech’s ZenaDrone to File Patent and Accelerate Deployment of Counter-UAS Technology on the ZenaDrone 1000 in Response to US Executive Order
99.8	ZenaTech’s ZenaDrone Launches the IQ Nano Indoor Drone for US Defense Applications and Initiates Green and Blue UAS Certifications
99.9	ZenaTech Developing Quantum Computing and AI Drone Fleets to Prevent Wildfires in the Western US

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2025

ZENATECH, INC.

By:

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer